FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	September, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated September 29, 2006, relating to Historical Information on

September 2005 Results

Page 1 of 5 Total Pages

COMMUNIQUÉ

Euronext: LG, NYSE: LR	Paris, September 29, 2006

HISTORICAL INFORMATION ON SEPTEMBER 2005 RESULTS

Ahead of the first publication of quarterly results at end of September 2006, which will take place on November 9, 2006 before stock market opening, the group releases historical information on results at end of September 2005.

You may download more detailed information about these historical figures (including geographical information) on the web site at www.lafarge.com (Homepage “Finance”).

Consolidated statements of income (unaudited)

MILLION EUROS, EXCEPT PER SHARE DATA	9 MONTHS, 2005	3RD QUARTER, 2005

Revenue	11,759	4,539

Cost of sales	(8,596)	(3,189)

Selling and administrative expenses	(1,476)	(500)

Current operating income	1,687	850

Gains (losses) on disposals	19	16

Other operating income (expenses)	(37)	22

Operating income	1,669	888

Finance (costs) income	(331)	(150)

Income from associates	30	16

Income before income tax	1,368	754

Income tax	(408)	(191)

Net Income	960	563

Out of which:

Group share	773	414

Minority interests	187	149

Basic earnings per share (euros)	4.53	2.41

Diluted earnings per share (euros)	4.50	2.39

Basic average number of outstanding shares (in thousands)	170,655

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Consolidated balance sheets (unaudited)

MILLION EUROS	AT SEPTEMBER 30, 2005

ASSETS

Non-current assets	19,903

Goodwill	6,498
Intangible assets	359
Property, plant and equipment	11,578
Investments in associates	375
Other financial assets	707
Derivative instruments	67
Deferred income tax asset	319
Current assets	7,168

Inventories	1,714
Trade receivables	3,223
Other receivables	919
Derivative instruments	70
Cash and cash equivalents	1,242

Total assets	27,071

LIABILITIES

Common stock	702
Additional paid-in capital	6,293
Treasury shares	(100)
Retained earnings	1,649
Other reserves	71
Foreign currency translation	616
Shareholders’ equity - Parent company	9,231
Minority interests	2,441
Equity	11,672

Non-current liabilities	8,936

Deferred income tax liability	724
Pension & other employee benefits liabilities	1,244
Provisions	965
Long-term debt	5,988
Derivative instruments	15

Put options on shares of subsidiaries	207

Current liabilities	6,256

Pension & other employee benefits liabilities, current portion	160
Provisions, current portion	121
Trade payables	1,514
Other payables	1,664
Income tax payable	99
Short term debt and current portion of long-term debt	2,640
Derivative instruments	58

Total equity and liabilities	27,071

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Consolidated statements of cash flows (unaudited)

MILLION EUROS	9 MONTHS, 2005	3RD QUARTER, 2005
Net cash provided by (used in) operating activities

Net income	960	563
Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes :
Depreciation and amortization of assets	709	255
Impairment losses	10	1
Income from associates	(30)	(16)
(Gains) on disposals, net	(19)	(16)
Finance costs (income)	331	150
Income taxes	408	191
Others, net	(36)	(77)
Change in operating working capital items, excluding financial expenses and income taxes	(725)	(267)
Net cash provided by operating activities before impacts of financial expenses and income taxes	1,608	784
Cash payments for financial expenses	(329)	(108)
Cash payments for income taxes	(461)	(198)
Net cash provided by operating activities	818	478
Net cash provided by (used in) investing activities
Capital expenditures	(884)	(350)
Investment subsidies received	2	2
Investment in subsidiaries and joint ventures (1)	(189)	(21)
Investment in associates	(6)	(2)
Investment in available for sale investments	(42)	(5)
Disposals (2)	101	43
Net decrease (increase) in loans and long-term receivables	10	6
Net cash (used in) investing activities	(1,008)	(327)

Net cash provided by (used in) financing activities
Proceeds from issuance of common stock	284	32
Proceeds from issuance of common stock – minority interests subscription	72	39
Decrease in treasury shares	2	—
Dividends paid	(408)	—
Dividends paid by subsidiaries to minority interests	(116)	(22)
Proceeds from issuance of long-term debt	1,522	356
Repayment of long-term debt	(1,346)	(451)
Increase (decrease) in short-term debt	(252)	(151)
Net cash (used in) financing activities	(242)	(197)

Increase (decrease) in cash and cash equivalent	(432)	(46)
Net effect of foreign currency translation on cash and cash equivalents	124	27
Cash and cash equivalents at beginning of year	1,550	1,261
Cash and cash equivalents at end of the period	1,242	1,242
(1) Net of cash and cash equivalents of companies acquired	20	6
(2) Net of cash and cash equivalents of companies disposed of	1	1

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Louisa Pearce-Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Lucy Wadge : 33-1 44-34-19-47 lucy.wadge@lafarge.com	Stéphanie Billet : 33-1 44-34-94-59 stephanie.billet@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 29, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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